Exhibit 21.1

List of Subsidiaries

Subsidiary	BioTime Ownership	Country
Asterias Biotherapeutics, Inc.	67.5%	USA
BioTime Asia, Limited	81%	Hong Kong
Cell Cure Neurosciences Ltd.	62.5%(1)	Israel
ES Cell International Pte Ltd	100%	Singapore
LifeMap Sciences, Inc.	74.52%	USA
LifeMap Sciences, Ltd.	(2)	Israel
LifeMap Solutions, Inc.	(2)	USA
OncoCyte Corporation	75.3%	USA
OrthoCyte Corporation	100%(3)	USA
ReCyte Therapeutics, Inc.	94.8%	USA

(1)	Includes shares owned by BioTime, Asterias Biotherapeutics, Inc. and ES Cell International Pte Ltd.
(2)	LifeMap Sciences, Ltd. and LifeMap Solutions, Inc. are wholly-owned subsidiaries of LifeMap Sciences, Inc.
(3)	Includes shares owned by BioTime and Asterias Biotherapeutics, Inc.